Eversheds Sutherland (US) LLP
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dodiekent@ eversheds-sutherland.com

October 3, 2022

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Senior Counsel

Division of Investment Management – Disclosure Review and Accounting Office

Re:	Brighthouse Life Insurance Company of NY
Post-Effective Amendment No. 1 to the Registration Statement on
Form S-3 to Form S-1
File No. 333-265199

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (the “Company”) we are responding to the comments you conveyed to me on September 30, 2022 with regard to the Company’s above-referenced Post-Effective Amendment No. 1. This letter has been filed as Correspondence and the Company will file Post-Effective Amendment No. 2 reflecting revisions in response to the Staff’s comments on October 3, 2022. A courtesy blackline reflecting the changes will be provided to the Staff.

For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.

1.	Comment: Revise the facing sheet to conform with Form S-1.

Response: The Company has made this revision.

2.

Comment: Pursuant to Regulation S-K, the Company has filed 1934 Act reports as a reduced disclosure filer, which is not available to them as an S-1 Registrant. Accordingly, per the appropriate Regulation S-K Item, please ensure any disclosure omitted or reduced in the following sections is included in the Form S-1 registration statement. Where items were reduced, they should be supplemented and made complete; where items were wholly omitted, they should be fully included.

(a)“Description of Business” (reduced)

Response: The Company has included the applicable disclosure.

(b)“Description of Property” (reduced)

Response: The Company has no material disclosure responsive to this Item.

(c)“Management’s Discussion and Analysis of Financial Condition and Results of Operations” (reduced)

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U.S. Securities and Exchange Commission October 3, 2022 Page 2

Response: The Company has included the applicable disclosure.

(d)“Directors, Executive Officers, and Control Persons” (omitted)

Response: The Company has included the applicable disclosure.

(e)“Executive Compensation” (omitted). If you opt not to include executive compensation, indicate the legal basis for not doing so.

Response: Pursuant to prior SEC Staff guidance as to appropriate Regulation S-K, Item 402 (Executive Compensation) disclosure, the Company represents the following: (1) it has no employees; (2) the employees providing services on behalf of the Company are employees of its affiliate Brighthouse Services, LLC (“ServiceCo”), and such services are subject to the Company’s Master Affiliate Services and Facilities Agreement entered into in the ordinary course of business; and (3) the Company does not determine or pay the compensation of the employees providing these services (compensation of the Brighthouse Financial, Inc. (“BHF”) Senior Leadership Management Group, which may from time to time include certain executive officers of BHNY, is overseen and approved by the BHF Board and its Compensation and Human Capital Committee; and the compensation determinations for all other employees of ServiceCo, which may from time to time include certain executive officers of BHNY, is determined in accordance with the ServiceCo compensation process). ServiceCo is an indirect, wholly owned subsidiary of BHF. ServiceCo provides services, personnel, facilities and intellectual property to certain affiliates, all of which are subsidiaries of BHF. Accordingly, consistent with the aforementioned SEC staff guidance, the Company has no executive compensation to disclose. The Company has also included related person transaction disclosure regarding the management services agreement, as required by Item 404 of Regulation S-K.

As required, the Company has included its Directors’ compensation information.

(f) “Beneficial Ownership and Ownership by Management” (omitted)

Response: The Company has included the applicable disclosure.

(g) “Transactions with Related Persons and Control Changes” (omitted)

Response: The Company has included the applicable disclosure.

(h) “Corporate Governance” (omitted). Please ensure that you are including the information required by Form S-1, Items 11(l) and (n), which are not required by Form 10-K.

Response: The Company has included the applicable disclosure.

3.	Comment: Include Form S-1, Items 11(f), 11(g) and 11(i) or indicate the basis for omitting them.

Response:

Item 11(f). Pursuant to the adoption of certain amendments to Regulation S-K, Item 301 of Regulation S-K “Selected Financial Data” has been eliminated and, therefore, no disclosure is required. See Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, Release No. 33-10890 (Nov. 19, 2020). Accordingly, the Company has omitted Item 11(f).

U.S. Securities and Exchange Commission October 3, 2022 Page 3

Item 11(g). Neither Item 302(a) nor (b) of Regulation S-K applies to the Company. Item 302(a) applies only to registrants that have securities registered pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act. See Item 302(a)(2). See also Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, Release No. 33-10890 (Nov. 19, 2020) (confirming that Item 302(a) does not apply to registrants that would only be required to file reports pursuant to Section 15(d) of the Securities Exchange Act). The Company does not have any securities registered pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act. Item 302(b) applies only to registrants engaged in oil and gas producing activities. The Company is not engaged in any such activities. Accordingly, the Company has omitted Item 11(g).

Item 11(i). Item 304 of Regulation S-K requires certain disclosures in connection with a change in a registrant’s independent accountant during the registrant’s two most recent fiscal years or any subsequent interim period. The Company’s independent accountant has not changed within the applicable time period. Accordingly, the Company has omitted Item 11(i).

4.	Comment: Confirm you will comply, as applicable, with Form S-1, Item 11A.

Response: The Company confirms that it has complied with Form S-1, Item 11A.

5.	Comment: In the Part II:

(a) Please note that all Exhibits filed with any subsequent Post-Effective Amendment are subject to review.

Response: The Company has noted that all Exhibits filed with subsequent Post-Effective Amendments are subject to review.

(b) Per Form S-1, Item 11(e), confirm you are providing compliant financial statements. These financial statement requirements may differ under the financial statement requirements under Item 8(a) of Form 10-K.

Response: The Company confirms that it has complied with Item 11(e) of Form S-1.

(c) Omit Exhibit 107 from this filing and instead incorporate by reference to the prior Form S-3 filing the prior Exhibit 107 in which the Company registered the associated interests.

Response: The Company has incorporated Exhibit 107 by reference to the Company’s Form S-3 Registration Statement filing on July 13, 2022.

(d) Per Form S-1, Item 16, Exhibit 21, provide a list of subsidiaries, if applicable, which is not required under Form 10-K.

Response: The Company has provided the list of subsidiaries as Exhibit 21.

(e) Per Form S-1, Item 17, delete undertaking #6, as it is appears to be a repeat of undertaking #5.

Response: The Company has deleted Undertaking #6.

We appreciate the Staff’s review of and comments on Post-Effective Amendment No. 1 and look forward to its comments with regard to Post-Effective Amendment No 2. As you know, once the Company has cleared all comments, the Company will file three additional Post-Effective

U.S. Securities and Exchange Commission October 3, 2022 Page 4

Amendments, which will be substantially identical to this one and reflect all staff comments. Similarly, the three additional filings are for the sole purpose of converting those registration statements to Form S-1. It is the Company’s hope to have all filings cleared no later than October 21, 2022, and pursuant to acceleration requests it intends to file in October, effectiveness no later than November 10, 2022.

If you have any questions or concerns about the responses set forth above, please call the undersigned at (212) 389-5080.

Very truly yours,

/s/ Dodie C. Kent

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:	Michele H. Abate, Vice President & Associate General Counsel, Brighthouse
Alyson Saad, Managing Corporate Counsel, Brighthouse